Exhibit 99.7
AUDITORS’ REPORT ON RECONCILIATION TO UNITED STATES GAAP
To the Board of Directors of Cardiome Pharma Corp.
On March 13, 2008, we reported on the consolidated balance sheet of Cardiome Pharma Corp. (the “Company”) as at December 31, 2007 and 2006 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years then ended which are included in the annual report on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled “Reconciliation of Generally Accepted Accounting Principles” included in the Form 40-F. This supplemental note is the responsibility of the Company’s management. Our responsibility is to express an opinion on this supplemental note based on our audit.
In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
SIGNED: KPMG LLP
Chartered Accountants
Vancouver, Canada
March 13, 2008

CARDIOME PHARMA CORP.
Reconciliation of Generally Accepted Accounting Principles
(Expressed in thousands of Canadian dollars, except share and per share amounts)
Years ended December 31, 2007 and 2006
The Company prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which, as applied in these consolidated financial statements, conform in all material respects to United States generally accepted accounting principles (“U.S. GAAP”), except as summarized below:
(i)	Reconciliation of net loss and comprehensive loss:

The application of U.S. GAAP would have the following effects on the net loss and comprehensive loss as reported:

	2007	2006
	$	$

Loss for the year, Canadian GAAP	(85,487)	(36,147)
In-process research and development (note a)	(20,337)	364
Future income taxes (note a)	—	(289)
Stock-based compensation (note c)	264	498
Cumulative effect of change in accounting principal (note c)	—	296

Net loss for the year, U.S. GAAP	(105,560)	(35,278)
Other comprehensive loss, Canadian and U.S. GAAP	(10)	—

Comprehensive loss for the year, U.S. GAAP	(105,570)	—

Weighted average number of common shares outstanding, U.S. GAAP	62,887,885	52,966,473

Basic and diluted loss per common shares, U.S. GAAP	(1.68)	(0.67)

(ii)	Reconciliation of significant balance sheet items:

The application of U.S. GAAP would have the following effects on the balance sheet as reported:

Intangible assets:

	2007	2006
	$	$

Intangible assets, Canadian GAAP	23,782	3,203
Adjustment for:
In-process research and development (note a)	(21,752)	(1,415)

Intangible assets, U.S. GAAP	2,030	1,788

CARDIOME PHARMA CORP.
Reconciliation of Generally Accepted Accounting Principles
(Expressed in thousands of Canadian dollars, except share and per share amounts)
Years ended December 31, 2007 and 2006
Consolidated shareholders’ equity:

(i) Contributed Surplus:

	2007	2006
	$	$

Contributed Surplus, Canadian GAAP	21,927	17,045
Adjustments for:
Stock-based compensation:
Under Canadian GAAP	(14,640)	(8,141)
Under U.S. GAAP (note c)	14,503	8,564
Cumulative effect of change in accounting principle (note c)	—	(296)

Contributed surplus, U.S. GAAP	21,790	17,172

(ii) Deficit:

	2007	2006
	$	$

Deficit, Canadian GAAP	(267,067)	(181,580)
Adjustments for:
Stock-based compensation:
Under Canadian GAAP	14,657	8,158
Under U.S. GAAP (note c)	(14,520)	(8,581)
Cumulative effect of change in accounting principle (note c)	—	296
In-process research and development (note a)	(21,752)	(1,415)

Deficit, U.S. GAAP	(288,682)	(183,122)

CARDIOME PHARMA CORP.
Reconciliation of Generally Accepted Accounting Principles
(Expressed in thousands of Canadian dollars, except share and per share amounts)
Years ended December 31, 2007 and 2006
(a)	In-process research and development: Under U.S. GAAP, the Company’s acquired technology relating to the acquisition of Artesian Therapeutics, Inc. and the acquired license for a clinical-stage drug candidate would be classified as in-process research and development and written off immediately as they have no alternative use. Under Canadian GAAP, in-process research and development is amortized over its estimated useful life. The future income tax recovery under Canadian GAAP resulted from the amortization of an acquired future tax liability associated with the acquired technology.

(b)	Accounts payable and accrued liabilities comprise:

	2007	2006
	$	$

Trade accounts payable	4,326	4,918
Accrued contract research	11,005	5,417
Employee-related accruals	993	1,026
Other accrued liabilities	870	1,289

	17,194	12,650

(c)	Stock-based compensation:

On January 1, 2004, the Company elected to prospectively adopt Statement of Financial Accounting Standards (“SFAS”) No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment to SFAS No. 123 Accounting for Stock-Based Compensation (“SFAS 123”) for employee awards granted under its stock option plan, modified or settled subsequent to December 1, 2002. The standard permits the prospective recognition of stock-based compensation expense for all employee stock-based compensation transactions occurring subsequent to December 1, 2002 using a fair value based method.

On January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payment,(“SFAS 123(R)”) using the modified prospective method for all employee awards granted, modified or settled after the effective date using the fair value measurement method of this standard. For unvested employee equity awards as of the effective date, compensation will be recognized based upon the grant date fair value determined under SFAS 123. Accordingly, prior period amounts have not been restated.

In accordance with SFAS 123(R), compensation expense recognized reflects estimates of employee award forfeitures and any change of estimates thereof are reflected in the period of change. Canadian GAAP does not require the estimation of award forfeitures. For US GAAP purposes, the Company has recognized a cumulative effect adjustment to reflect the change in accounting policy related to the estimated forfeitures for unvested stock options at January 1, 2006 amounting to a $0.3 million reduction to contributed surplus and loss for the year ended

CARDIOME PHARMA CORP.
Reconciliation of Generally Accepted Accounting Principles
(Expressed in thousands of Canadian dollars, except share and per share amounts)
Years ended December 31, 2007 and 2006
(c)	Stock-based compensation (continued):

December 31, 2006. In addition, the amount of compensation expense for the years ended December 31, 2007 and 2006 for US GAAP purposes differs from the amount for Canadian GAAP purposes, representing the impact of estimated forfeitures.

A summary of the Company’s unvested stock option activity and related information in the year ended December 31, 2007 is as follows:

	Number	Weighted average
	of	grant-date fair value
Non-vested options	options	$

Non-vested at January 1, 2007	2,008,619	6.59
Granted	876,710	6.13
Vested	(940,515)	5.97
Forfeited	(110,871)	7.32

Non-vested at December 31, 2007	1,833,943	6.64

As of December 31, 2007, there was $5.7 million of total unrecognized compensation cost related to unvested stock options. That cost is expected to be recognized over a weighted average period of 2.8 years.

The aggregate intrinsic value of stock options outstanding at December 31, 2007 was $8.4 million.

The aggregate intrinsic value of the vested and exercisable stock options at December 31, 2007 was $8.2 million.

The aggregate intrinsic value of stock options exercised during the year ended December 31, 2007 was $3.2 million (2006 — $11.2 million).

The aggregate fair value of vested options during the year ended December 31, 2007 was $5.6 million (2006 — $5.7 million).

The weighted average remaining contractual life of vested and exercisable stock options at December 31, 2007 was 2.7 years.

The Company estimates forfeitures for unvested options as a percentage of stock-based compensation. For the year ended December 31, 2007, the Company applied an estimated percentage of 4.29% for management (2006 – 4.25%) and 16.73% for employees (2006 – 16.13%), which management considered to be a reasonable estimate of actual forfeitures.

Cash received during the year ended December 31, 2007 related to the exercise of stock options was $3.1 million.

CARDIOME PHARMA CORP.
Reconciliation of Generally Accepted Accounting Principles
(Expressed in thousands of Canadian dollars, except share and per share amounts)
Years ended December 31, 2007 and 2006
(d)	Recent accounting pronouncements:

In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments — an Amendment of SFAS No. 133 and 140, which is effective for fiscal years beginning after September 15, 2006. The statement was issued to clarify the application of SFAS No. 133 to beneficial interests in securitized financial assets and to improve the consistency of accounting for similar financial instruments, regardless of the form of the instruments. The adoption of this Interpretation did not have a significant effect on the Company’s consolidated financial statements.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (“FIN 48”) entitled “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109” to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.

The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, the Company evaluated all the tax positions in accordance with FIN 48 and determined that no adjustment to the liability for unrecognized tax benefits; consequently no cumulative effect adjustment to the January 1, 2007 balance of retained earnings was required. The amount of liability for unrecognized tax benefits as of January 1, 2007 and December 31, 2007 is nil.

The Company recognizes interest and penalties related to income taxes in interest and other income. To date, the Company has not incurred any significant interest and penalties.

The Company is subject to taxes in Canada, the United States, Barbados and Switzerland. The tax years which remain subject to examination as of December 31, 2007 for Canada, the United States and Barbados include 1996 to present, 2001 to present, 2004 to present and 2007, respectively. During the year, the Canadian tax authorities completed an audit on the Company’s Scientific Research and Experimental Development claim for 2004. There was no material impact on the Company’s financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning on or after November 15, 2007. SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. The impact of the adoption of SFAS 157 on the Company’s consolidated financial statements has not yet been determined.

On February 15, 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Liabilities (“SFAS 159”). SFAS 159 provides an entity the option to report selected

CARDIOME PHARMA CORP.
Reconciliation of Generally Accepted Accounting Principles
(Expressed in thousands of Canadian dollars, except share and per share amounts)
Years ended December 31, 2007 and 2006
(d)	Recent accounting pronouncements (continued):

financial assets and liabilities at fair value and establishes new disclosure requirements for assets and liabilities to which the fair value option is applied. SFAS 159 will be effective for the Company on January 1, 2008. The impact of the adoption of this standard on the Company’s consolidated financial statements has not yet been determined.